August 2, 2017

QTA: TSX VENTURE
QTRRF: OTCQB
NR-08-17

QUATERRA RELEASES RESULTS OF DRILLING AT YERINGTON COPPER PROJECT, NEVADA

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or the “Company”) and its subsidiary Singatse Peak Services LLC (“SPS”) today announced the first results from its ongoing 2017 drill program at its Yerington Copper Project including one hole, YM-041A-17, that extends mineralization at least 800 feet below the existing sulfide resource in the Yerington pit

Drilling began on March 26, 2017, to test targets on the Company’s 51-square-mile land package located in the historic Yerington Copper District of Nevada. To date, 12 reverse circulation (RC) holes totaling 9,307 feet and four core holes totaling 8,694.3 feet have been drilled. To lower costs, most holes were begun with RC drilling and completed with core.

The area in and around the historic Yerington pit has been a primary focus. (For drill hole locations please see map on the Company website at www.quaterra.com/2017-drill-hole-map). Hole YM-041A-17, drilled at - 55 degrees, intersected 561.7 feet averaging 0.20% copper, including several narrower intercepts with plus 0.30% copper as shown in Table 1. Hole YM-042-17, also drilled at - 55 degrees, collared in the pit about 1,000 feet further west, intersected a similar but lower grade interval averaging 0.12% copper (See Table 1 below for more details).

These initial results suggest that the large Yerington mine mineralizing system is open to depth and along strike with potential for higher grades. Two additional holes in the pit, YM-043-17 and YM-044-17, are currently in progress. One hole drilled west of the pit did not intersect significant mineralization.

On January 6, 2014, Quaterra released an updated NI 43-101 resource estimate for mineralization in and around the Yerington pit. Using a cutoff of 0.15% TCu, the measured sulfide copper resource contains 31 million tons averaging 0.33% TCu (205 million pounds of copper), the indicated primary copper resource contains 74 million tons averaging 0.30% TCu (428 million pounds of copper), and the inferred primary copper resource contains 128 million tons of 0.23% TCu (600 million pounds of copper). Mineral resources that are not mineral reserves do not have demonstrated economic viability. Hole YM-041A-17, reported today, extends mineralization at least 800 feet below the base of this resource.

Four RC holes have been drilled in the greater MacArthur area, as shown on the location map. Hole QM-315-17, drilled vertically to a depth of 850 feet, intersected 30 feet of endoskarn averaging 0.27% copper, and will be deepened with core drilling. None of the other holes contained significant mineralization, including two additional wildcat holes drilled on the far north and east segments of the property.

Table 1. Significant intercepts from Yerington Holes YM-041A-17, YM-042-17 and QM-315-17

HOLE YM-041A-17	From	To	Interval	%
	feet	feet	feet	Cu
Includes Includes Includes	1411.7 1454.3 1558.5 1683.5	1973.4 1488.8 1619.8 1770.5	561.7 34.5 61.3 87.0	0.20 0.31 0.33 0.32
HOLE YM-042-17	From	To	Interval	%
	460.0 630.2 1022.0	515.0 701.8 1491.6	55.0 71.6 469.6	0.14 0.13 0.12
HOLE QM-315-17	From	To	Interval	%
	520.0	550.0	30.0	0.27

*Drill intercepts are based on actual core lengths and may not reflect the true width of mineralization

The drill program is being funded with an option payment of $1.5 million to SPS by Freeport-McMoRan Nevada LLC (“Freeport Nevada”), a wholly owned subsidiary of Freeport Minerals Corporation, which in turn is a wholly owned subsidiary of Freeport-McMoRan Inc. (NYSE:FCX). Freeport Nevada’s option payment is in addition to option payments by Freeport Nevada to SPS that are being used for property maintenance, G&A and environmental compliance at Yerington.

In June 2014, Quaterra and its subsidiary SPS entered into an agreement which gives Freeport Nevada an option to earn an initial 55% interest in SPS by providing $40.7 million in option payments to SPS. In June 2016, Stage 2 of the agreement was potentially extended by another two years. The Stage 2 extension option payments and any additional option payments will reduce the payments required for Freeport Nevada to earn its initial 55% interest in SPS. Freeport Nevada can earn a further 20% in SPS (increasing its holding to 75%) by spending $97.85 million or by funding a feasibility study, whichever comes first. Before then, Freeport Nevada can terminate the agreement at its discretion. (All amounts are expressed in U.S. dollars).

Quaterra’s Yerington Copper Project is located in the historic Yerington Copper District, about 70 miles southeast of Reno, Nevada. It consists of the Yerington pit sulfide and oxide deposit previously mined by Anaconda; the MacArthur oxide and sulfide deposit; the Bear porphyry copper deposit; and several untested exploration targets. Quaterra’s 51-square-mile land package is situated in a mining-friendly jurisdiction with a history of copper production and good infrastructure. It also owns valuable water rights in the district. Quaterra has been active in the Yerington District since 2006, and has released NI 43-101-compliant oxide and sulfide resources at both MacArthur and Yerington, and a preliminary economic assessment at MacArthur.

Quality assurance and control

Drilling includes both reverse circulation (RC) and core, contracted to Layne Christensen Company, Chandler, Arizona, which provided both drill rigs. Core samples were either sawed or split by SPS personnel in Yerington, Nevada, and shipped to Bureau Veritas Minerals NA – Inspectorate America Corporation, an ISO certified assaying/geochemistry facility, in Reno, Nevada, for sample preparation. Gold analyses are assayed in Bureau Veritas’ lab in Reno using their “FA430” procedure (fire assay with atomic absorption finish) with a 5 ppb Au detection limit. Prepared pulps are shipped to Bureau Veritas’ lab in Vancouver, B.C., Canada, for analysis using their “MA 300” procedure for 35 element ICP-ES analysis. Commercially prepared standards and blanks are inserted by SPS at 50-foot intervals to insure precision of results as a quality control measure. SPS has a chain of custody program to ensure sample security during all stages of sample collection, cutting, shipping, and storage.

SPS also engaged a reverse circulation (RC) drill rig in the current program. RC samples were shipped to the Bureau Veritas Minerals NA facility in Reno, Nevada, for sample preparation and analyses following the same procedure and protocol, including inserted blanks and standards, as that of the core samples described above.

Technical information in this news release has been approved by Thomas Patton, Ph.D., the CEO of the Company, and a Qualified Person as defined in NI 43-101.

About Quaterra Resources Inc.

Quaterra Resources Inc. (TSX-V: QTA; OTCQB: QTRRF) is a copper exploration and development company with the primary objective of advancing its U.S. subsidiary’s copper projects in the Yerington District, Nevada. The Company also looks for opportunities to acquire copper projects on reasonable terms that have the potential to host large mineral deposits attractive to major mining companies.

On behalf of the Board of Directors,
Thomas Patton, President & CEO
Quaterra Resources Inc.

For more information please contact:
Thomas Patton, President & CEO
Quaterra Resources Inc.
604-641-2758

Gerald Prosalendis, President and COO
Quaterra Resources Inc.
604-641-2780

Disclosure note:

Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are identified in this news release by words such as “believes”, “anticipates”, “intends”, “has the potential”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this news release include that the Company will receive option payments; that exploration drilling will be undertaken, that results will define further mineralization or high grade zones; that historical and new exploration will support a resource on the property; and that the Yerington assets have the potential to support mining operations. These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company’s operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.